Scudder MG Investments Trust-High Income Plus Fund-N-SAR

Item 77D: At the May 2003 Board Meeting, the Board of Trustees approved High Income Plus Funds investments in bank loans.


Scudder MG Investments Trust-Municipal Bond Fund and Short-Term
Municipal Bond Fund-N-SAR

At the October 2003 Board Meeting, the Board of Trustees approved the following investment strategy changes to the Municipal Bond Fund and Short-Term Municipal Bond fund: In managing the fund, the portfolio managers look for securities that they believe offer the best value in keeping with the funds goals of a high degree of income exempt from regular federal income tax and the preservation of capital. In making their buy and sell decisions, the portfolio managers typically weigh a number of factors against each other, from economic outlooks and possible interest rate movements to characteristics of specific securities, such as coupon, maturity date and call date, credit condition and outlook, liquidity, and changes in supply and demand within the municipal bond market. Issuer research lies at the heart of the funds investment process.

In selecting individual securities for investment, the portfolio management team:
_ uses credit research conducted by full time in-house analysts to determine the issuers current and future potential ability to pay principal and interest;

        _ looks to exploit any inefficiencies between intrinsic value and trading price; and

_ subordinates sector weightings to individual bonds that may add above-market value.

In addition, the portfolio managers may use various types of derivative instruments (instruments whose value is based on, for example, indices, commodities or securities), for hedging purposes or to enhance return. Such instruments may include inverse floaters, interest rate swaps and other over-the-counter derivatives.


Scudder MG Investments Trust-Fixed Income Fund-High Income Plus Fund-Short Duration Fund-International Select Equity Fund--N-SAR

At the October 2003 Board meeting, the Board of Trustees approved a non-fundamental investment policy affecting certain funds participating as underlying funds in a fund of funds structure. The non-fundamental investment policy is that each underlying fund may not itself become a fund of funds. Fixed Income Fund, High Income Plus Fund, Short Duration Fund, and International Select Equity Fund are each underlying funds.